Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following transcript contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation, benefits of the proposed merger involving Symantec Corporation (“Symantec”) and VERITAS Software Corporation (“VERITAS”), such as improved customer and platform coverage and improved product capabilities, post-closing integration of the businesses and product lines of Symantec and VERITAS, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this article. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligations and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4, as amended, containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the proposed merger. Investors and security holders may obtain free copies of this filing and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ annual report on Form 10-K for the year ended December 31, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is the final transcript of a speech given by John W. Thompson, Chairman and Chief Executive Officer of Symantec, at the JPMorgan 33rd Annual Technology Conference on May 17, 2004 which was subsequently posted on the joint Symantec-VERITAS merger website.

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Final Transcript

Thompson StreetEventsSM

Conference Call Transcript

SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

Event Date/Time: May. 17. 2005 / 2:00PM PT

Event Duration: N/A

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

CORPORATE PARTICIPANTS

Adam Holt
JP Morgan — Senior Analyst

John Thompson
Symantec — Chairman and Chief Executive Officer

PRESENTATION

Adam Holt - JP Morgan — Senior Analyst

Good afternoon and welcome. My name is Adam Holt. I’m the senior analyst at JP Morgan covering Enterprise Software. It’s my pleasure to welcome you to the Symantec presentation this afternoon. We assumed coverage of Symantec on Friday with an overweight rating based on our belief that the combined Symantec and Veritas cash flow generation was under-appreciated at the current stock price.

On a going-forward basis, I’ll be covering the stock. Sterling Audie who has covered it historically will be my partner in coverage and we are both very happy today to be fortunate enough to have John Thompson, the Chief Executive Officer at Symantec here to tell you the Symantec story and also talk a little bit about the combined company going forward.

John Thompson - Symantec — Chairman and Chief Executive Officer

Thank you very much, and good afternoon everyone. We were delighted to get the announcement from JP Morgan last week that they saw the world similarly. We view that this is a incredibly powerful company that we are creating, and hence having people support that point of view with an overt statement about that we think is important to our company and the transaction that we’re involved in.

This presentation, like all presentations at these kinds of events, will include some forward-looking statements and so I would encourage you to take a look at our Qs and Ks for greater detail. In addition to that, for those of you who may not have heard we are in the midst of a transaction with Veritas, hence, we’ll have a S-4 filing that reflects the terms and conditions specific to that transaction and we would encourage you to take a look at that as well.

Many people have asked over the course of the last almost five months now, why are you doing this? Why is it that you would bolt these two companies together in a way that is clearly unusual for the industry because historically in software acquisitions it’s a big company buying a small company or one that is very well-run — buying one or acquiring one that is not as well-run.

In actuality, we have two very high performing software companies coming together where they solve uniquely different problems for customers, but all around the notion of helping to drive costs and complexity out of their IT infrastructure.

So, if you were to think about the challenge that any CIO has today, clearly they want to make information as accessible as they possibly can, and they want to do that in a way that does not create incremental , or over burdening risk to the organization and most if not all of them are focused on how do I drive complexity out of the business process associated with the systems that are involved today.

They have to do that across — at a minimum two or three tiers of a network infrastructure. They have to worry about the heterogeneous environment that they’ve created with Linux ensuring a level of greater heterogeneity in the future than we’ve seen today. So, Windows, Linux, Unix will all be a part of a go- forward infrastructure for almost any large enterprise and that in and of itself adds even more costs and complexity to this environment.

So, it’s our belief that by bringing together the number one security management company, the number one storage and availability management company, you truly do have the opportunity to create a redefining platform for large enterprise buyers.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

Their priorities — that is the priorities of CIOs clearly have not changed of late. They’re focused on what we have always referred to as the three “C”, cost, complexity and compliance, but there are strong data points supported by recent surveys from CIO insight that speak to where CIOs are spending their time and how they are thinking about what they need to do to reduce costs and complexity and become more compliant.

A very, very large preponderance of them would always say the complexity reduction which will also drive costs out is a high priority item. Many of them, once they get beyond costs and complexity, will also argue that they most focus more and more of their energy on revenue generating or return on investment-based opportunities. So, rather than just focusing solely on cost how do we help the company that we are part of generate more revenue?

And, that is where the access equation comes in. How do I make customer self-service much easier? How do I provide employee access to improve their productivity and enhance revenue growth? Those are all elements of what the CIO must, in fact, balance in his or her portfolio.

And finally, this whole notion of mitigating or managing risk has become even more real as the regulatory environment has heated up around the world. And most of us here in the U.S. understand the challenges of Sarbanes-Oxley in becoming process-compliant if you will or compliant with Sarbanes-Oxley certified processes. But, around the world what almost every CIO will say to you is that I have to be concerned about that and I have to put more and more of my energy on that.

And, since data is in fact the currency that drives many businesses today the resiliency of the infrastructure that they are creating, the integrity of the information that’s flowing through that infrastructure, does in fact become a critical issue regarding compliance. And, hence, security and availability making access to mission critical information important and available to many is what our new entity will be all about.

We believe there is an obvious convergence that will occur between information security and information availability. We believe that large enterprises will worry about how they manage the multiple tiers of their infrastructure. How they deal with the storage tier, the server tier, the applications that ride on those servers and the literally tens of thousands of clients that are a part of the network infrastructure in and of itself.

Making those processes automated, hence taking costs out, ensuring both the performance of the both the network and the servers are an important part of how you extend the availability of your enterprise. And together, Veritas and Symantec will have an unrivaled portfolio to be able to help address the issues of information availability and information security.

As we bring these two companies together, we’ll focus on a concept that’s certainly not new to Symantec and not one that is new in our articulation into the marketplace and that is information integrity.

That is how do you ensure that information is broadly available to those who need to have it to make critical business decisions, but also it is secure enough to ensure that its integrity has not been compromised in some way as has been made available.

We bring market leaders together in that regard. Symantec the leader in security management — and technology — I’m sorry, protection technologies and Veritas clearly the leader in information availability. We believe that with 15,000 people operating in 41 countries around the world it is a high probability there’ll be at least one good idea that will come out of that team post-integration, and therefore, the notion that the synergies aren’t necessarily that visible is a hard thing, candidly, for me to understand or fathom.

So, if you think about where we lead together we lead in at least six of the major category areas around critical information protection and data availability. Both Veritas and Symantec, through their years of working hard to deliver market leading products, have established leadership positions with large enterprise buyers and consumers around the world.

And, we think in this combined entity, that platform, that position of strength, clearly does give us relevance for CIOs around the world and clearly does give us a platform for which we can articulate future value, future plans and future opportunities to our customers.

So, what does this combination mean? What it means is that you bring together two category leaders. Leaders who are clearly market share leaders in six of the critical information integrity categories in the industry.

It clearly gives us unique scale for either of the individual companies creating a $5 billion software company with, literally, 15,000 employees around the world. We have no hardware agenda and for many of the largest enterprises in the world that is important because they don’t want a proprietary lock-in to a software company who is there only to support their hardware platform.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

We are platform agnostic, or platform independent, and so the ability to deliver a common software layer across Windows, Linux, and Unix environments clearly does help address complexity, but it also takes cost out from a training point of view and a knowledge worker point of view.

And finally, we think that given security and availability are the number one and number two spending areas for CIOs today, this combined company will be uniquely positioned to drive the notion of infrastructure convergence. An area that customers clearly want to see fewer vendors with more better integrated products than they see today, and clearly we have the opportunity given the market leadership positions and our unique position with large enterprises to be able to do that around the world.

So let me give you an update on where we are in the integration status and I’ll give you a bit of an update on the financial model for the company.

We set a number of very simple priorities as we started the integration process in January.

Priority number one was make sure we didn’t break something. In other words, sustain the business momentum of each of the two companies as we bring them together.

Priority number two was to make sure that the $100 million in synergies that we had identified at the announcement of the transaction that we did, in fact, not only identify them, but specifically put them in categories so that they could be captured post-close.

They are in three broad areas. Facilities, since we have lots of them around the world. Procurement, since we will spend in total about $3 billion in opex around the world and headcount to the extent that there are redundancies or duplications between the two companies.

Those things have been front and center of the team as we work through our integration-management project from about January 10th on.

We also wanted to make sure we could identify near-term revenue opportunities where we could go in and cross-sell into each others’ respective customer base where there was synergy from a product point of view that tying products together in a “loose bundle”, as it might be referred to, would give us an opportunity for an up-sale either on the Symantec side or the Veritas side.

And then finally, it has become important that we continue to articulate where the product roadmap will lead us over reasonable timeframes so existing customers or potential customers can understand where value might be delivered for them post-merger and closure of this transaction.

Those four priorities have underpinned everything that our senior management team has done around integration since January of this year.

So, let me talk about product plans. We’ve identified product areas our plans in three areas. Internally, it’s called Horizon 1, Horizon 2, Horizon 3.

Horizon 1 is zero to six months, and what Horizon One focuses on is first — lets make sure our products work together. Because while we operate as independent companies today our customers are responsible for much of the assurance that the integration when they bring them together in their environment will work. So, we have done compatibility testing and a range of things to ensure that on day one products do work well together.

We clearly want to leverage this wonderful asset in Symantec’s portfolio called “Deep Sight”, which is our vulnerability alerting and incident alerting service because it could trigger operational provisioning or re-provisioning actions in either the command central or op-force technologies delivered by Veritas.

And finally in that period of time, there are cross-sell — up-sell opportunities available. For example, in all of our bright mail anti-spam our turn tie traffic shaking environments many of those customers who want to rid their mail screen of either malicious code or pollutants of some sort also have a requirement to store that mail for some prescribed period of time.

So, tying our content filtering technologies with Veritas’ intelligent archiving and indexing capabilities is a capability that should be delivered on day one and executed on day one in the marketplace, so an opportunity to leverage what we already have through our content filtering and their Enterprise Vault technologies.

Phase 2 or Horizon 2 focuses on the first level of product integration where you would expect to see a common look and feel. A common install mechanism. A common update mechanism so you take things like Live Update which exists for Symantec and make sure that it gets more deeply integrated into many of the Veritas products, so you have a common update mechanism across the entire product portfolio.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

You also look to integrate more tightly some of the support infrastructure. So, some of the schema that we have in Veritas like for business critical services and Symantec for on-site technical account managers. Those things will get integrated through common solutions and common approaches into the marketplace.

And finally, there will clearly be some first level of product integration toward new product offerings that come as a result of the engineering teams starting to interact more directly with one another. Certainly, something that we are much more cautious about during this period of time.

And then finally, as you go out to Horizon 3 or Phase 3 which is 12 to 24 months out, you start to see the emergence of new technologies and new architectures that are the creation of this merger opportunity. What they represent are areas to focus on around common standards, and a common architectural framework that not only ties our products together across the two companies, but allows us to inter-operate more freely with many of the install vendors that large enterprises have today.

We think that offers the real potential for this transaction. It is in that vein that Ajei Gopal and Mark Bregman the two technical leaders in the company — chief technical leaders I should call them are, in fact, working together to think through the framework and from there, post-closure, will get architects and engineers to start to envision what that framework yields in terms of products over what timeframe.

On the sales side clearly — sales and channel side, clearly an area where Gary Bloom and I will spend an awful lot of our time. We are focused on ensuring, first, that we maintain important relationships that we have with channel partners and large enterprise customers. It is in that spirit that we have been joint sales activities, at least in terms of calling on customers as I did last week on the East Coast to talk about what we think the combined company will be able to do for them.

We also think, given the pervasiveness of Symantec’s channel infrastructure, there are enormous opportunities in the middle market for things like Net Backup, where a product that has wonderful, wonderful capability and performance characteristics with a more expanded channel infrastructure should be able to reach a broader set of buyers.

Furthermore, we have developed over the last few years a fairly sophisticated online capability where today a very large percentage of Symantec’s revenues into the middle market are never touched by human hands, if you will, and that online infrastructure certainly delivers more revenue at higher margin or higher yield than some of the more traditional approaches, and we need to make sure that our consumer business, Wandit (ph), continues to perform very, very well and continuing to grow shares in the marketplace I might add is operating as we had envisioned it before the transaction and after the transaction.

Now, we think there are some areas of overlapping opportunity. I called on a client last week - well four financial services institutions last week where in the first case they were a wonderful Veritas customer and used very little Symantec technology.

In the next case, there were I’d say equal spenders of both companies. In the third case, they were a little more weighted toward Symantec than Veritas and in the fourth case they were more weighted to Veritas than Symantec.

The point is, that in each instance all of those customers saw opportunities where bringing these two companies together could in fact yield a better answer for them. If you go and look underneath region by region, we’ve done the analysis to look at coverage models and in Japan, Asia Pacific region the overlap in coverage is the smallest. It’s about 12-13%.

In other words, a common customer of both companies. What that says is that in 88% of the opportunities we have a free opportunity to go sell into the other companies territory.

The highest degree of overlap is in North America where it’s about 29% overlap. In other words, about a third of the accounts have a common Symantec and Veritas person or product portfolio installed. Hence, in 70% of the cases we have an opportunity to go sell something, if you will, into the market where the customer has neither of our products or only one of our products. And, I think that says that the strategy that we’ve been on which is focusing on first maintaining the direct relationships that we have is in fact right.

So, don’t break the relationship that exists today and look for an opportunity to augment that relationship with product, sales and technical specialists to make sure that we get the best person in front of the customer to reflect the capabilities of the combined company.

I’ve been quite encouraged by the calls I’ve made around the world with Veritas reps and Symantec reps and I can assure you that the minute this transaction is closed these guys and girls will feel very good about the prospects of being able to come together as one team and solve a pretty unique and important set of challenges for large enterprise buyers.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

So, if I were to summarize where we are from an integration point of view, we have, in fact, announced through in some organizations tier five. In other words, that many layers of the management structure has been identified and announced.

It’s almost like the spam problem of the day in Symantec and Veritas these days is all the organizational announcements because it’s important that we communicate with our employees, who’s going to lead what organization, and do that as quickly as the decisions have been made. We’ve identified where the cost synergy opportunities are.

We have done that across the three categories of opportunity that I outlined a little bit earlier and we do believe that we’ll be able to yield the number that we certainly outlined when we announced the transaction.

We’ve done some preliminary views on the product roadmap. We’ve had test cases of that roadmap with customers so we can talk to them about what we’re going to do and what timeframe and we’ve gotten their feedback on what they think our priorities should be.

We’ve clearly identified some of the early sales opportunities and Gary and John Schwartz (ph), Gary Bloom (ph), John Schwartz and I have all been out on many, many calls with joint reps or one rep from one side or the other, helping them work with customers to articulate our value proposition as we go forward.

The final sales coverage model will get published here in the next couple of weeks. The things that I’m encouraged by, our quotas are out, the comp plan is out, and teams are, in fact, working to deliver on the June quarter across both Veritas and Symantec. The issues around coverage models are as much about technical systems engineering resources as it is account reps or account managers. And, as we finalize who’s coming and who’s staying, or who’s coming and who’s going, there might be some subtle changes there, but we are pretty much near the end.

And then finally, we have made decisions about infrastructure. We know we will have one instance of our Oracle 11i implementation, we’ll have one instance of our human resources PeopleSoft system. We made a selection on the mail system to go forward. I won’t announce it here because somebody won’t be happy given that one company is a notes company, the other company is an exchange company.

Needless to say, there’s no more emotional discussion in any integration than that one, which is which mail system do you pick. But we have made those decisions and we are ready to go. The only thing we are waiting for now is to get our proxy filed and a vote by shareholders, which we full well expect to happen during the June quarter.

So, let’s talk about the combined entity and what it looks like. When we announced the transaction on December 16th, we said assuming early June quarter close that this company would be a $5 billion company in fiscal year ‘06. Obviously, we did not make the April close as our original forecast had suggested, so we won’t revise our guidance for the combined entity until after the close and we get that quarter behind us.

We believe that OpEx as a percent of revenue will be about 55%. We think that there are $100 million or more of cost synergies here. We’re focused on the 100 million and believe me, if there are more to be captured, we will capture them.

Non-GAAP EPS off of $5 billion is $0.99, and is accretive to the first call consensus view as we were thinking through the integration activities. The combined entity will be a cash-generating machine. It’ll generate 4 to $500 million per quarter in cash flow from operating activities, and we’ve announced that we will at least spend some of that in a share repurchase that will start as soon as the transaction is done.

You should expect the company at the point of closure to have about $6 billion in cash on its balance sheet. We do expect a shareholder vote during the month of June and we do expect to update guidance as soon as we’ve gotten through the close and gotten through some of the preliminary integration activities.

What has been announced over the last few weeks or months? We did announce back about a month ago that we would do a $3 billion share repurchase that would start commensurate with the close of the transaction. Obviously, spending $3 billion will be a net-plus to EPS. In other words, it will be accretive to EPS. And so we expect that to only enhance the value of this transaction as you think about it from announcement day.

Furthermore, Veritas had a very, very strong March quarter where they reported $559 million in revenue and non-GAAP EPS of $0.26. And Symantec just a few weeks ago had an equally strong March quarter at $713 million in revenue and $0.25 in non-GAAP EPS. So, both companies continue to perform very, very well operationally and execute very, very well even in the face with a large percentage of our team doing double

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

duty, working their day job to make sure that we don’t miss a beat on customer service, support and revenue, and working their night job to make sure that we are ready for Day 1 operations when Day 1 does, in fact, occur.

For the June quarter, that is the quarter that we are currently in, Symantec’s guided revenue is 700 to $720 million. At the midpoint of the range, the GAAP EPS is $0.23 and the non-GAAP EPS is $0.25. And obviously, there is a reconciliation that I would ask you to refer to from our prior Qs and Ks that’ll give you a sense of what the delta of difference is between GAAP and non-GAAP.

But again, forecasting very strong performance by the combined entity — or the Symantec portion of the entity as we work our way through this final quarter of anticipation.

So, in summary, what is this about? This is about creating, we believe, truly long-term value for shareholders. It really does position this company, Symantec, as the fourth largest independent software company in the world. We have leadership technology in a broad, broad category of activities that are critical to customers, number one and number two on their list for spending. It also positions Symantec to address an even bigger market opportunity than we could on our own — re-grow our addressable market from about $35 billion to $56 billion.

And, for the last six years, that has been one of the fundamentals that has underpinned our success in the marketplace, which is continue to expand your addressable market and continue to outgrow the relevant competitors in the markets that you’re in.

We’ll have a coverage model that allows us to reach individual buyers who will spend $20 a year for a product to the largest corporate and government users in the world where that model is leveraged on relationships for large enterprises and efficiency and effectiveness in the channel REITs and the marketing infrastructure to support that for our high volume products, if you will. We are convinced that we’re solving the right problems for customers.

Security, storage management, availability management are the copper mine issues on every CIO’s agenda and no company in the industry represents a stronger position with a cross-platform, or heterogeneous platform layer than will the combined entity. And few companies of this scale have the financial strength of our entity. We’ll have growth in the high teens, we’ll have a solid balance sheet, a very solid balance sheet, and we’ll have the ability to generate an enormous amount of cash to do with as we see fit, but certainly to make sure we deliver real shareholder value over time.

And, that’s my story and I’m sticking with it. So, Adam?

QUESTION AND ANSWER

Adam Holt - JP Morgan — Senior Analyst

I’ll ask a few questions. I guess I’ll start with the merger obviously, because that’s top of mine. You laid out in great detail some of the various things that you put in place at this point, both from a sales and a potential product roadmap perspective.

As you think about things that are still risks or areas where you think things could still be a concern after Day 1, what are you most worried about and how do you mitigate those risks?

John Thompson - Symantec — Chairman and Chief Executive Officer

Well, I think in any transaction, large or small, the most important thing for the senior leadership team of the company to worry about is the consistency and predictability of the communications with customers, partners and employees. And just yesterday, as a matter of fact, in our integration management office meeting we spent all of our time on Day 1 communications to employees. Our next IMO meeting, which is June 8th, we will spend all of our time on what will the customer see on Day 1.

So, we are very much focused on the critical issue of communications because that is the one that if it doesn’t go right, it has the reverberating effect across the combined entity and has the potential to slow momentum or cause people to question whether or not what we are doing is, in fact, in customers’ best interest. So, communications is it. It’s number one, it’s number two, it’s number three, and then there are a bunch of other things that fall behind it.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

Adam Holt - JP Morgan — Senior Analyst

You talked in some detail also about the overlap between the two sales organizations. You and Veritas had different sales models in terms of how compensation is structured, how incentives were driven, and also how productive people were from an execution perspective.

As you think about putting the two organizations together, what are your expectations for the digestion period around those changes and how do you minimize disruption?

John Thompson - Symantec — Chairman and Chief Executive Officer

Well, first off, both companies had sales models that worked, and so this is not one was broken and the other one was very efficient. Both work because both companies were outperforming the market segments that they were chasing. So, I’m quite pleased with the starting position that we have. There were some tenets, however, that underpinned the models that were different.

Example, the level of over-assignment in Symantec versus Veritas is different. Another is opportunity-based quotas versus expected revenue yield per rep, or kind of a targeted quota mentality. All of those things will be, over time, modified to yield two important elements — one, how do you ensure stability in the sales force, and two, drive enhanced productivity in the sales force.

The thing that I’m most pleased by so far is that Art Matin (ph), the leader from Veritas who runs their sales organization, and Tom Kendra (ph) have worked very, very, very well together. It may have something to do with their joint IBM background. It may have something to do with their common background of having been in IBM in Japan.

But, the fact that these guys know one another, have a common view of how you motivate and incent the sales force has helped us immensely as we move through some of the more difficult discussions early on.

Adam Holt - JP Morgan — Senior Analyst

I know you’re not going to update guidance until obviously the transaction closes, but you’ve had maybe a couple of more months than you thought originally you might have in terms of looking at the combined company both from a product, sales and also cost perspectives. Have you seen anything additional above and beyond your original expectations in terms of either product synergies, revenue synergies? And you also talked a little bit about the cost front as well.

John Thompson - Symantec — Chairman and Chief Executive Officer

Well, we’re not going to update guidance, as you suggested, until after the transaction closes, but I am encouraged by a couple of things. One, I think Backup Exec 10, which is a new product that Veritas launched in the January timeframe, is a very, very solid product. The ability to take that product and leverage it into our channel infrastructure I think offers great promise.

Furthermore, the Enterprise Vault, or the KVS acquisition that Veritas did to be able to tie KVS or Enterprise Vault to our Brightmail and Turntide (ph) content-filtering and spam-filtering technologies, is a pretty powerful solution that we should be able to cross-sell right out of the chute. The challenge there will be having enough systems engineers and services people to go and deploy what the sales force can, in fact, sell. And I think that’s s a great opportunity that’s worthy of working on.

On the cost side, just because we outlined $100 million in synergies doesn’t mean we stopped looking when we got to 100 million. So, needless to say, if there are more synergies, hence more cost to be taken out, we’ll do that. But we’re going to do that in a way where we make the call about an individual or an investment. And we want to make sure that we’re able to invest for growth, not just focus on cost synergies.

And, so, expect a minimum yield of 100 million, but also expect that the combined Symantec Veritas management team kind of knows how to run a day-to-day operation pretty well. And if there’s cost to be taken out, we’ll take it out.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

Adam Holt - JP Morgan — Senior Analyst

I’ll shift gears quickly to the enterprise side and then I’ll end up with some questions on the consumer side. It looks to us as if the enterprise AV market is a little bit more penetrated than the consumer AV market, but you’ve had obviously tremendous growth there.

How do you perpetuate those growth rates? Is it more about product expansion and tie-in with other products, maybe even on the Veritas side, or is it about continued execution and penetration of your account base? How do you think about that?

John Thompson - Symantec — Chairman and Chief Executive Officer

Well, the enterprise AV market in the main is viewed as one that will grow at mid teens. And we have grown consistently over the last two or three years at high teens to low 20s in enterprise AV. And what that says is our coverage model for the middle market and our competitive win-backs in the large enterprise have allowed us to gain share in that segment of the marketplace while we have done very, very well in the enterprise — I’m sorry, in the consumer segment of the market.

Consumer segment, there is an interesting debate about how penetrated is that market. The estimates range from 30% penetrated to 60% penetrated. If you just split the difference, what that suggests is that this is a market that is far from its state of full penetration.

The question, I think, becomes how do you go about attacking and penetrating that segment of the marketplace where customers either have not come to understand the value proposition of having security protection or the route to market to reach them has not been as effective. Arguably, the cost to reach those next set of buyers is going to be substantially different, I would argue, than the cost to reach the current buyer base. The margins may come under stress to reach that next set of buyers if you think about a market that has not in the last three years reacted to the most insidious, malicious code environment I’ve ever seen in my career.

And, so, I think there are dimensions about the un-penetrated market that don’t, in fact, mirror what those who are current users today.

Adam Holt - JP Morgan — Senior Analyst

And I guess the follow-up, then, to that would be how do you most cost effectively get there? Is it about bundling with other products and trying to increase the value proposition of the platform?

John Thompson - Symantec — Chairman and Chief Executive Officer

No, I think it’s about a combination of things. First off, channels are the most important issue to reaching buyers. And so the question for us has always been how broad can we make our channel map to ensure that wherever there is a potential buyer, we have product that is visible to them for them to buy. And so we don’t tend to center our channel strategy on a single channel.

We are a multi-channel, multidimensional company. So you go in at retail, you shop online, you use an ISP, whatever the route to market is, an OEM provider, we are there with capability.

The next question becomes how visible is the brand and the value proposition associated with the product. And we’ve clearly been moving the market toward the requirement of a more integrated suite than a single point product solution and, hence, today Norton Internet Security is the flagship product in the consumer portfolio. It represents a little bit less than 40% of the total consumer revenues. it continues to grow north of 50 or 60% per quarter. So, it’s a very, very important product. And everybody knows Norton.

I don’t have to — when I meet people on an airplane or anywhere in the world and they ask, “Who do you work for” and I say Symantec, they may scratch their brow. When I say, “It’s the Norton Company”, they go, “Ah, I know that.” And this is the trusted brand in security, bar none. And the combination of channels, technology, innovation and brand will be the differentiators in the consumer market for sure.

Adam Holt - JP Morgan — Senior Analyst

I’m getting the hand sign in terms of how much time we have left, so I guess I’ll end on what’s I know your favorite line of questions. We’ve got obviously a little bit more visibility on what Microsoft is going to do in the marketplace.

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Final Transcript

May. 17. 2005 / 2:00PM, SYMC — Symantec at JPMorgan 33rd Annual Technology Conference

John Thompson - Symantec — Chairman and Chief Executive Officer

Who?

Adam Holt - JP Morgan — Senior Analyst

I guess a couple of related questions. They’ve come to market with a little bit more of a packaged solution that does get into desktop management. Does that change your strategy going forward, number one?

And number two, it seems to me that there are some assets in your business relative to distribution and access that are being a little bit overlooked relative to the core antivirus product. Can you talk about that as well?

John Thompson - Symantec — Chairman and Chief Executive Officer

Well, it seems to me like what Microsoft has done is, gee, let’s go look at what Symantec’s been successful at for the last few years and copy that. So, Norton SystemWorks, the hottest growing product in our portfolio three years ago, four years ago, underpins now OneCare. They concluded that they needed anti-spam, antivirus and firewall. Norton Internet Security has been the hottest product for the last three or four years. And so, they brought together capabilities that look like stuff we’ve had in the marketplace for a long, long time.

Furthermore, what you should view as the statement from Microsoft is they too, like us, view that security alone is not enough, that you have to help customers manage the PC experience that they have. And that’s about backup, recovery, configuration management, ensuring that the state of the device is as high performance-oriented as it is secure. And hence, the fact that OneCare packages things like SystemWorks and Norton Internet Security together says to me we’re flatter.

Adam Holt - JP Morgan — Senior Analyst

On that note, the lights are coming up. Thank you very much.

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